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                              July 11, 2023

       Wa'el Hashad
       Chief Executive Officer
       Longeveron Inc.
       1951 NW 7th Ave, Suite 520
       Miami, FL 33136

                                                        Re: Longeveron Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 7, 2023
                                                            File No. 333-272946

       Dear Wa'el Hashad:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed June 27, 2023

       Cover Page

   1. Please revise the heading on your cover page to quantify the volume of transferable subscription rights you
will be registering. Additionally, given this is not a firm
                                                        commitment offering,
shareholders may not exercise the entire amount distributed and
                                                        R.F. Lafferty & Co.,
Inc. is not required to arrange for the purchase and sale of any specific number or
dollar amount of transferable subscription rights, please delete the reference to the total
amount of proceeds you may receive in the heading on the cover page.
   2.                                                   We note that R.F.
Lafferty & Co., Inc. has agreed to use its "commercially reasonable efforts" to place any
unsubscribed shares for an additional period of up to 45 days. Please
 Wa'el Hashad
Longeveron Inc.
July 11, 2023
Page 2
      clarify whether "commercially reasonable" efforts differs from best efforts. If so, please explain.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614
with any questions.



                                                            Sincerely,
FirstName LastNameWa'el Hashad
                                                            Division of
Corporation Finance
Comapany NameLongeveron Inc.
                                                            Office of Life
Sciences
July 11, 2023 Page 2
cc:       Jennifer M. Minter, Esq.
FirstName LastName